FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of November


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                                  BG Group plc

                      Notification of Interests in Shares

           Release of Shares under Long Term Incentive Scheme (LTIS)

BG Group plc has today received notification from the following Executive Directors and Persons Discharging Managerial Responsibility (PDMRs) that, on 22 November 2005, they became entitled to the BG Group plc ordinary shares of 10p each ("Shares") set out in the table below, as a result of the vesting of awards allocated to them under the rules of the LTIS on 22 November 2001. Based upon the performance criteria which applied to these awards, 100% of the original allocations have vested.

The trustee of the LTIS has withheld the amount of Shares, referred to below, equivalent to the individual income tax and NI liability arising for each of the Executive Directors and PDMRs, to be settled by the Company through PAYE.

As a result of the above, the Executive Directors' and PDMRs' individual interests in the Shares of BG Group plc are as follows:

            Number of Number of    Total       Number of   Shares      Resulting
            Shares    Shares added number of   Shares      transferred Bene-
            vested on through      Shares at   withheld to on 22       ficial
            22        dividend     end of      cover tax   November    Interest
            November  reinvestment retention   and NI      2005        in Shares
            2004      during       period      liability               on 23
                      retention    on 21                               November
                      period       November                            2005
                                   2005
Executive
Directors
Frank
Chapman     225,706        1,937     227,643      93,334     134,309    569,488
William
Friedrich   223,403        1,917     225,320      92,382     132,938    607,340
Ashley
Almanza      29,848          256      30,104      12,343      17,761    156,172
PDMRs
Charles
Bland        26,644          228      26,872      11,018      15,854     95,114
Peter
Duffy        58,960          505      59,465      24,381      35,084    101,923
Stuart
Fysh         23,031          198      23,229       9,524      13,705     57,808
Martin
Houston      58,960          505      59,465      24,381      35,084    173,230
Stefan
Ricketts     16,715          144      16,859       6,913       9,946     34,276


The Executive Directors and PDMRs are beneficiaries under the terms of the Trust Deed of the LTIS and as with other employees, they are deemed to have a potential beneficial interest in the Shares held in the LTIS trust. This interest is reduced as a result of the transfer of 746,525 Shares to the participants in the LTIS. The remaining balance is therefore 322,691 Shares. Notification of the transfer was received from the trustee of the LTIS on 22 November 2005.

23 November 2005
Website www.bg-group.com




                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 23 November, 2005                          By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary